# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION

## JUNE 4, 2008

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

## RASER TECHNOLOGIES, INC.

## File No. 1-32661 - CF#21745

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Raser Technologies, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.39 to a Form 10-K filed on March 11, 2008.

Based on representations by Raser Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.39             through December 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Perry Hindin
Special Counsel